UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

EXAR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	94-1741481
(State of incorporation of organization)	(I.R.S. Employer Identification Number)

48720 Kato Road Fremont, California	94538
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.0001 per share	New York Stock Exchange LLC

If this form relates to the registration of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑	If this form relates to the registration of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	Not Applicable
(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This registration statement on Form 8-A is being filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the transfer of listing of the shares of common stock of Exar Corporation (the “Company”), par value $0.0001 per share (the “Common Stock”), from the NASDAQ Global Select Market (the “NASDAQ”) to the New York Stock Exchange LLC (the “NYSE”).

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

Description of Capital Stock

The Company’s authorized capital stock consists of 100,000,000 shares of Common Stock and 2,250,000 shares of preferred stock, par value $0.0001 per share. As of July 17, 2013, there were approximately 47,452,722 shares of Common Stock outstanding, and no shares of preferred stock issued and outstanding.

The following is a summary of the material terms of the Common Stock and preferred stock. Please see the Company’s restated certificate of incorporation, filed as Exhibit 3.3 to the Company’s Current Report on Form 8-K filed on September 17, 2010 (the “certificate of incorporation”), and the Company’s amended and restated bylaws, filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on March 16, 2012 (the “bylaws”).

Common Stock

The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences applicable to any preferred stock that the Company may issue from time to time, holders of Common Stock are entitled to receive ratably any dividend declared by the Company’s board of directors. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of the Common Stock have no preemptive, conversion or redemption rights. Each outstanding share of Common Stock is fully paid and non-assessable.

Preferred Stock

The Company’s board of directors is authorized, without action by its stockholders, to designate and issue up to 2,250,000 shares of preferred stock in one or more series, and out of which 1,650,000 shares have been designated as Preferred Stock, Series B. In addition, the Company’s board of directors may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the Common Stock.

Anti-Takeover Provisions

Delaware Law

The Company is subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder,” unless:

●	prior to the date of the transaction, the Company’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●

the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

on or subsequent to the date of the transaction, the business combination is approved by the Company’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

●

any person that is the owner of 15% or more of the outstanding voting securities of the Company, or is an affiliate or associate of the Company and was the owner of 15% or more of the outstanding voting stock of the Company at any time within three years immediately prior to the date of determination; and

●	the affiliates and associates of any such person.

Certificate of Incorporation and Bylaws

The Company’s certificate of incorporation and bylaws provide that:

●	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with the Company’s bylaws, and stockholders may not act by written consent;

●

to nominate directors or propose business at an annual stockholder meeting, a stockholder must provide notice thereof (including information as to derivative instrument ownership of the stockholder and persons acting in concert therewith, and the questionnaire and other documents required by the bylaws) not more than 150 days nor less than 120 days prior to the date of the prior year’s annual stockholder meeting;

●

the approval of holders of at least 66-2/3% of the shares entitled to vote at an election of directors is required to adopt, amend or repeal the Company’s bylaws or amend or repeal the provisions of the Company’s certificate of incorporation regarding the election and removal of directors, the ability of stockholders to take action and the indemnification of the Company’s directors;

●	the Company’s board of directors is expressly authorized to make, alter or repeal the Company’s bylaws;

●	the Company’s board of directors is authorized to issue preferred stock without stockholder approval; and

●

the Company will indemnify officers and directors to the fullest extent authorized under the DGCL. See “Limitations on Liability” for a more complete description of the indemnification rights of the Company’s officers and directors.

These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control.

Limitation of Liability

As permitted by the DGCL, the Company’s certificate of incorporation provides that the Company’s directors shall, to the fullest extent not prohibited by the DGCL, not be liable to the Company or its stockholders for monetary damages for breach of his or her fiduciary duty as a director. As a result of this provision, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

The Company’s certificate of incorporation and bylaws also provide for the indemnification of its directors and officers to the fullest extent authorized by the DGCL. The indemnification provided under the Company’s certificate of incorporation and bylaws includes the right to be paid expenses in advance of any proceeding for which indemnification may be payable, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to the Company of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified.

Under the Company’s bylaws, the Company has the power to purchase and maintain insurance to the extent reasonably available on behalf of any person who is or was one of the Company’s directors, officers, employees or agents, or is or was serving at the Company’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person or incurred by the person in any of these capacities, or arising out of the person fulfilling one of these capacities, whether or not the Company would have the power to indemnify the person against the claim under the provisions of the DGCL. The Company intends to maintain director and officer liability insurance on behalf of the Company’s directors and officers.

Stock Exchange Listing

The Common Stock is presently listed and principally traded on the NASDAQ under the symbol “EXAR”. The Common Stock has been approved for listing on the NYSE, and the Company expects that the Common Stock will begin trading on the NYSE on July 29, 2013. The Common Stock will continue to trade on the NYSE under the ticker symbol “EXAR.” The Company expects that the Common Stock will cease trading on the NASDAQ effective at the close of the market on July 26, 2013.

Stock Transfer Agent

The transfer agent and registrar for the Common Stock is Computershare Investor Services, LLC located at 655 Montgomery Street, Suite 1240, San Francisco, CA 94111.

Item 2.	Exhibits.

No exhibits are required to be filed as the securities being registered on this form are being registered on an exchange on which no other securities of the Company are registered and are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 19, 2013	EXAR CORPORATION

/s/ Ryan A. Benton
Ryan A. Benton
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)